Buenos Aires, February 27, 2018

COMISIÓN NACIONAL DE VALORES

BOLSA Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to the National Securities Commission ("CNV") and to Bolsas y Mercados Argentinos S.A. ("ByMA"), in my capacity as Responsible for Market Relations of Pampa Energía S.A. ("Pampa" or the "Company") and Petrobras Argentina S.A. (“Petrobras Argentina”), for the purpose of informing the market of the current status of the proceedings before the CNV regarding the merger between the Company and Petrobras Argentina, Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A. (the "Merger"), as required by the CNV on the date hereof, as a consequence of a public information request submitted by a shareholder of Petrobras Argentina.

In order for the investors to have a complete and clear information, we include below a description of the background and acts prior to beginning of the Merger.

On July 27, 2016, Pampa indirectly acquired 67.1933% of the capital stock and the votes of Petrobras Argentina. As a result of the purchase, in accordance with articles 87 and following of Law No. 26,831 of Capital Markets and Section II, Chapter II, Title III of the CNV Regulations (T.O. 2013) on mandatory tender offers on account of changes of control and acquisition of significant indirect interests, the Company was obliged to launch a cash tender offer for the shares of Petrobras Argentina (the "CTO"). Simultaneously to the CTO, Pampa launched an offer to voluntarily exchange shares of Petrobras Argentina for Pampa’s shares (the "Exchange" and, together with the CTO, the "Offers"). In order to carry out the Offers and in accordance with the provisions of the regulations, Pampa submitted the request for approval of the Offers to the CNV, which processed in file No. 1889/16 "Pampa Energía S.A. s / CTO Obligatoria y Canje Voluntario de Petrobras Argentina SA", obtaining the approval by the Board of the CNV, as of September 23 and 28, 2016.

On October 6, 2016, the Offers were launched, which closed on November 15, 2016.

Only 9.6% of the capital stock of Petrobras Argentina did not participate in the Offers. Likewise, of the total minority shareholders of Petrobras Argentina that voluntarily participated in the local Offers, 85% decided to sell their holdings in cash according to the CTO, and only 15% decided to exchange their shares of Petrobras Argentina for Pampa’s shares in the terms of the Exchange. We clarify that, neither at the date of the closing of the Offers nor subsequently, there was any judicial or administrative restriction in this regard.

After the closing of the Offers and completely independently of this process, the Board of Directors of the Company decides to approve the Merger at its meetings held on December 7 and 23, 2016, setting the effective date of merger as of November 1, 2016, (date as of Pampa and Petrobras operate as one organization) all this ad-referendum of the corresponding shareholders assembly resolutions and of the respective approvals of the regulatory authorities. On January 13, 2017, the CNV proceeded with the resolutions in order to carry out the public offer of Pampa’s shares that will be issued due to the Merger, a necessary step for the Company to continue with the Merger process through the publication of the Merger Prospectus in the market.

Subsequently, on February 16, 2017, the Shareholders Assemblies of the companies approved the Merger. It is worth stressing that the decision was adopted by the favorable vote of 99.99% of Pampa's capital stock and votes and 92.98% of the capital stock and votes of Petrobras Argentina.

After making the corresponding legal publications and once concluded the opposition period for creditors without the existence of any opposition to the Merger, on April 19, 2017, the Final Merger Agreement was executed, following the procedure provided in article 83 of the General Companies Law. After different observations made in the merger and dissolution files, the Company complied with all the observations and comments received by the CNV, only being pending the formality of the CNV's submission of the file to the Inspección General de Justicia, for registration.

To this regard, the CNV informs us that the Argentine Federal Criminal and Correctional Court No. 11, Secretary No. 22, resolved: “(…) In this regard be it known to the officiating that the CNV MUST NOT adopt any measure and /or definitive resolution regarding the merit of the case, in the framework of the procedure that is processed there regarding the corporate reorganization of Pampa Energía S.A., without prior authorization from this Court.” It is worth mentioning that the procedure refers to the voluntary participation of the shareholder FGS-ANSES in the CTO and not in the Merger, reorganization procedure that took place after, completely independent and in which the FGS-ANSES did not participate given that, at that moment, it was no longer a shareholder of Petrobras Argentina.

Even in the hypothetical case that the act allegedly reproached in the procedure had not occurred, and the FGS-ANSES had maintain its shares and had participated in  Petrobras Argentina Shareholders Meeting on February 16, 2017 and voted against the Merger, even in this hypothetical scenario, the decision would had been validly adopted anyway, with 81.13% of the capital stock and the votes of Petrobras Argentina.

For all the above reasons, we understand that the said judicial procedure regarding the sale of the shares of Petrobras Argentina owned by the FGS-ANSES in the CTO has no connection with the Merger and had no influence over it.

The delay in the registration of the Merger directly affects approximately 6,250 minority local and foreign shareholders of Petrobras Argentina that are waiting for the share exchange to take place once the Merger is registered.

Consequently, the Company informs the market that it will adopt the necessary measures to promote and obtain the registration of the Merger.

Sincerely,

Victoria Hitce

Head of Market Relations